UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

Commission File Number: 001-40527

DIGIHOST TECHNOLOGY INC.

(Exact Name of Registrant as Specified in Its Charter)

18 King Street East, Suite 902, Toronto, Ontario, Canada M5C 1C4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 12, 2022, the Registrant filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval (SEDAR) (i) Restated Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2021 and 2020, (ii) Restated Management’s Discussion and Analysis for the three and nine month periods ended September 30, 2021 and (iii) a material change report that includes a copy of a press release, copies of which are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and which are incorporated herein by reference.

Exhibits

Exhibit No.	Description

99.1	Restated Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2021 and 2020
99.2	Restated Management’s Discussion and Analysis for the three and nine month periods ended September 30, 2021
99.3	Material Change Report dated January 12, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGIHOST TECHNOLOGY INC.

By:	/s/ Michel Amar
	Name:	Michel Amar
	Title:	Chief Executive Officer

Date: January 12, 2022

2